James Bay Distillers, Ltd.

REGULATION CF SUBSCRIPTION AGREEMENT
RE: WEFUNDER
(rev. September 2020)

This Subscription Agreement ("Agreement") is made between __[ENTITY NAME]_____ the undersigned subscriber (the "Investor") and James Bay Distillers, Ltd., a Virginia corporation (the "Company") (which is also registered in Washington State and the British Columbia, Canada) as of __[EFFECTIVE DATE]_____.

SECTION 1

1.1 Offering.   The Company is offering (the "Offering") to accredited investors and/or other investors, and may sell, to accredited investors and/or other investors, without registration under the United States Securities Act of 1933, as amended (the "1933 Act"), up to 5,133 common shares (the "Shares") of the Company, on the terms and subject to the conditions specified in this Agreement, which the Investor has carefully reviewed. This Offering is being made through Regulation Crowdfunding consistent with the SEC's statements which found here at this link: https://www.sec.gov/info/smallbus/secg/rccomplianceguide-051316.htm.   There are no preferred shares and all shares enjoy voting rights and rights to dividends when or if the Company management declares a dividend.

1.2 Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase __[SHARES]_____ Shares for consideration of __$[AMOUNT]_____ United States dollars (USD) (the "Purchase Price", **equal to $50.00 USD per Share subscribed**, paid concurrently herewith by: (i) check payable to the order of "James Bay Distillers, Ltd.", or credit card and accompanied by the documents set forth in Section 1.3 below in physical or electronic format. **For all investors, whether accredited-, sophisticated- or non-accredited, the minimum subscription amount accepted by the Company is $250.00 USD.**

1.3 Delivery of Documents.   The investor agrees to e-signatures and e-documents in the purchase of shares of the company through Wefunder.

SECTION 2

2.1   Acceptance or Rejection.

(a)   The Company shall accept or reject, in whole or in part, this subscription for such reasons as it may determine in its sole discretion. The Company shall give notice of the acceptance of this subscription by sending the Investor an executed copy of the Company Subscription Acceptance along with a copy of this Agreement, or other such notice as may be consistent with the WeFunder platform. If an Investor attempts to subscribe for more Shares than are available at the time of such subscription, the Company may accept this subscription for the remaining available Shares.

(b)   If the Company rejects this subscription, or if the sale of the Shares is not consummated for any reason (in which case this subscription shall be deemed rejected), the Investor's payment of the Purchase Price will be returned without deduction and without interest, and this Agreement shall thereupon be terminated and shall thereafter be of no force or effect.

2.2 Delivery of Shares. As promptly as shall be reasonably practicable after the acceptance by the Company of this Agreement and the within subscription and a closing ("Closing") with respect to the sale of the Shares in the Company, a certificate representing the number of Shares subscribed by the Investor and accepted by the Company shall be issued and executed by the Company and delivered to the Investor, whether in physical or electronic format consistent with the Wefunder platform.

SECTION 3

3.1 Investor Representations and Warranties. The Investor hereby acknowledges, represents, and warrants to and agrees with the Company that the following is true, accurate and complete as of the date hereof and will be true, accurate and complete as of the date of Closing with respect to the Shares:

(a) The Investor is able to bear the economic risk of his investment and has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of an investment in the Company. The Investor represents that he is acquiring the Shares for his own account, for investment, and not for the distribution of the Shares.

(b) The Investor acknowledges and agrees that (i) the issuance of the Shares have not been registered with the Securities and Exchange Commission under the 1933 Act or under state securities laws and that the Shares are being offered pursuant to exemptions from registration under the 1933 Act and applicable exemptions under state securities laws; (ii) the Shares are subject to restrictions on transfer; (iii) it may not be possible for the Investor readily to liquidate or transfer the Shares; (iv) the Shares may not be sold or otherwise transferred except as may be provided in the Bylaws and unless registered under the 1933 Act and applicable state securities laws or unless an exemption from registration is available under such laws; and (v) the Company has no present intention to register the resale of the Shares and cannot provide assurances as to whether an exemption(s) from registration will be available when the Investor wishes to sell or transfer the Shares, so that the Investor may be required to hold the Shares indefinitely.

(c) The Investor has had the opportunity, which he deems sufficient, to ask questions of the Company's executive officers that he deems necessary in order to make an informed investment decision to acquire the Shares. The Investor acknowledges that the Company has not made any representation, assurance or guarantee that the results or projections discussed will be achieved. The Investor has not received and is not relying on any information, representations or warranties received from any other person other than the Company and its duly authorized representations.

(d) The Investor has read and fully understands the terms of the Shares. The Investor acknowledges and agrees that any materials presented to the Investor rely on projections and that no guarantees of any kind are made regarding and investment in the Shares.

(e) The Investor has carefully considered the risks of owning Shares in the Company, including, but not limited to, those set forth herein and in Exhibit A attached hereto (which risk factors are incorporated herein by reference) relating to an investment in the Company, and, to the extent that the Investor deems appropriate, has consulted with his or her own legal and financial advisors and purchaser representatives with respect thereto.

(f) The Investor acknowledges that he is fully aware that an investment in the Company is an illiquid investment and the Investor must bear the entire economic risk of this investment for an indefinite period of time. The Investor has the financial ability to bear the entire economic risk of his investment in the Company (including the possible loss of the entire amount of such investment). The Investor's overall commitment to investments is not disproportionate to the Investor's net worth, and the Investor's purchase of the Shares will not cause such overall commitment to become excessive.

(g) The Investor is not subscribing for the Shares only as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio, any seminar meeting, any solicitation of a subscription by a person not previously known to the Investor in connection with investments in securities generally, any other form of general solicitation or general advertising other than that found at WeFunder. The Investor has adequate means of providing for his current needs and foreseeable contingencies, and has no need for liquidity in this investment.

(h) Any information which the Investor has heretofore furnished to the Company with respect to his financial position and business experience is correct and complete as of the date of this Agreement, and if there shall occur or arise any material change in such information prior to acceptance of this subscription, the Investor will immediately furnish such revised or corrected information to the Company.

(i) The Investor may be an "accredited investor" as that term is defined under the 1933 Act but that status is not required in the Wefunder raise.

(j) The Investor is familiar with the nature and extent of the risks inherent in investments in unregistered securities and in the business in which the Company is engaged and intends to engage and recognizes and understands all of the risks relating to the purchase of securities and has determined that an investment in the Company is consistent with his investment objectives.

(k) The Investor acknowledges that no federal or state agency has passed upon the accuracy or adequacy of this offering or made any findings or determination as to the fairness of this investment.

(l) The Investor has his principal residence or his principal office at the address provided to the company in writing, and will be the beneficial owner of the Shares.

(m) The Investor acknowledges and agrees that the Company may, at any time, sell additional shares of the Company and that such sales may be at prices different from those offered to Investor.

(n) The Investor acknowledges furthermore that the Company may, concurrently with this Offering, sell securities to non-U.S. citizens pursuant to a Regulation S offering or to accredited- and sophisticated investors under Regulation D 506(b). The Investor, if not a U.S. citizen, hereby certifies that they are legally permitted to purchase shares under this Subscription Offer. The investor understands and agrees that for non-U.S. persons outside the United States, Regulation S purchase of shares through the completed and accepted Subscription Agreement will comprise "Category 3" offshore transaction of shares and that there is a one-year restriction on sale or transfer of the shares to a U.S. person to prevent flow-back from the non-U.S. person to the United States. This offering shall be deemed invalid and as if no offer has been made if it conflicts with a foreign ruling prohibiting such offers, and nothing in this Subscription Agreement shall be construed to violate foreign securities regulations.

3.2 Additional Covenants of the Investor.

(a) The Investor:

(i) Knows and acknowledges, without limitation, that there is no assurance as to whether or when the Company will file and have declared effective a registration statement covering the Shares or any other securities and accordingly that the Shares may never be freely tradable in any recognized securities market; and

(ii) Has determined that the Shares are a suitable investment for the Investor and that the Investor could bear a complete loss of his investment without altering his business or lifestyle.

(b) The acknowledgments, representations, warranties, and agreements in this Agreement shall survive the acceptance of this subscription and the issuance of any certificates for the Shares.

(c) The representations, warranties, covenants and agreements set forth herein have been discussed with Investor's purchaser representative, if any.

SECTION 4

4.1 Restrictive Legend. Each of the certificates for Shares may but are not required to be labeled with a legend in substantially the following form (in addition to any legend required under applicable state securities laws or required hereby), and the **Investor agrees that the legend shown below shall be considered incorporated into their share certificates whether so labeled or not**:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PROVISIONS OF ANY STATE SECURITIES LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED.

SECTION 5

5.1 Indemnity. The Investor acknowledges that the Shares have not been registered under the 1933 Act or applicable state securities laws on the ground that the sale of the Shares to the Investor is exempt from registration thereunder. The Investor further acknowledges that the Company's reliance on such exemptions is, in part, based upon the representations and warranties of the Investor in this Agreement. Accordingly, the Investor shall indemnify and hold harmless the Company and its officers, directors, stockholders, employees, agents and affiliates from and against any and all loss, damage, liability, cost and expense (including reasonable attorneys' fees) arising out of or relating to a breach by the Investor of any of the representations, warranties, covenants or agreements herein contained.

5.2 Modification. Neither this Agreement nor any provision hereof shall be waived, modified, changed, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge, or termination is sought.

5.3 Notices. Any notice, demand, or other communication required or permitted to be given hereunder shall be sufficiently given if (a) mailed, postage prepaid, by registered or certified mail, return receipt requested, addressed to the Company, at:

James Bay Distillers, Ltd.
10016 Edmonds Way, Suite C313
Edmonds, WA 98020
Attention: Ernest Troth, CEO

and, if to the Investor, to the address given to the company during a purchase through Wefunder; or (b) delivered personally to such person at such address; (c) delivered by overnight commercial courier to such person at such address; or (d) delivered by facsimile or email, provided, that the service provided for in this subsection (d) is only effective if confirmation of receipt is received. Any party may change his address for notice by giving notice as provided herein.

5.4 Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

5.5 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors, and assigns. If the Investor is more than one person, the obligation of the Investor shall be joint and several, and the agreements, representations, warranties, and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, personal representatives, and successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.6 Gender. Wherever the context shall allow, all pronouns stated in this Agreement in any gender shall include all other genders.

5.7 Entire Agreement. This instrument contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, discussions, whether written or oral, of the parties hereto, and there are no representations, covenants, or other agreements except as stated or referred to herein.

5.8 Assignability. The Investor acknowledges that he may not assign any of his rights to or interest in or under this Agreement without the prior written consent of the Company.

5.9 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia (without giving effect to conflict-of-laws principles). Each party submits to the exclusive jurisdiction of the state and federal courts located in Loudoun or Fairfax County, Virginia or in accordance with the laws of the State of Washington, and submits to the state and federal courts located in Snohomish or King Counties, Washington State, at the sole selection of the Company.

5.10 Captions. Captions are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

James Bay Distillers, Ltd.

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

[ENTITY NAME] _____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Exhibit A

RISK FACTORS

You should carefully consider the following risks in making an investment decision regarding the Company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the value of our securities could decline, and you may lose all or part of your investment.

Forward-looking Statements. This Agreement contains forward-looking statements. These forward-looking statements reflect the Board of Directors' view with respect to future events. Actual events could differ materially from those in the forward-looking statements as a result of factors beyond the Company's control. Investors are cautioned not to rely on such statements.

Lack of Operating History; Further funding needs. The Company has limited operating history and therefore, an Investor has limited operating history upon which to may evaluate its likely performance. Furthermore, it is possible that the Company will need additional funding and such additional funding may not be available except at a lower valuation or not at all.

The Company does not intend to pay any distributions for the foreseeable future. The Company presently intends to retain any earnings for use in its business and does not anticipate paying cash distributions on the securities in the foreseeable future. The payment of future cash distributions by the Company on the securities will be at the discretion of the Company's Board of Directors and will depend on its earnings, financial condition, cash flows, capital requirements and other considerations as the Board of Directors may consider relevant, including any contractual prohibitions with respect to the payment of distributions.

Reliance on Key Individuals. The success of the Company is dependent on the expertise of the President and other key members of the Company. The loss of the President, or other key members of the Company could have a material adverse effect on the performance of the Company.

The Company will have broad discretion in the use of proceeds. The Company will have broad discretion over how to use the proceeds from the Purchase Price. The Investor will have no control over the use of proceeds by the Company. The Company intends on using the proceeds from the sale hereunder for the expansion of sales and marketing, FF&E and general corporate purposes.

Government Regulation. The Company is not registered under 1933 Act. The 1933 Act provides certain protection to investors and imposes certain restrictions on companies, many of which will not be applicable to the Company.

Tax Considerations. The Company is taxed as a subchapter C corporation. An investment in the Company may involve complex federal income tax considerations that may differ for each Shareholder.

Competition. The Company faces significant competition and there is no assurance that the Company will be able to compete. Our industry is characterized by intense and substantial competition. Many of our competitors are well established, substantially larger and have substantially greater resources than we do. It is also likely that other competitors will emerge in the future. Increased competition by existing and future competitors could materially and adversely affect our business, financial condition and results of operations.

Product and Services Introductions. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support products or offer services successfully, that such products or services will gain market acceptance, or that the Company will be able to respond effectively to technological changes or announcements by competitors. Any failure by the Company to anticipate or respond adequately to technological developments, changes in consumer demand, or any significant delays in service development or introductions could result in a loss of market share or revenues.

Determination of Purchase Price. The Purchase Price of the Shares was determined by the Board of Directors. There can be no assurance that this price will accurately reflect the value of the Shares or that such price may be realized upon disposition of the Shares.

The Investor will experience dilution. The Investor will experience an immediate and substantial dilution per share in the net tangible book value of the Shares acquired by Investor. Additional dilution to future net tangible book value per share may occur if the Company issues additional equity securities in the future.

Restrictions on the Transferability of the Shares. Investor will not be able to transfer the Shares unless such transfer is registered under the 1933 Act, as amended, and applicable state securities or "blue sky" laws, or exemptions therefrom are available. In connection with any attempted transfer, the Company may require that the transferor provide the Company with an opinion of legal counsel stating that the transfer complies with the aforementioned securities laws.

RISKS RELATING TO OUR BUSINESS

If our brands do not achieve widespread consumer acceptance, our growth may be limited. We will be developing our brands in Seattle, WA U.S.A. and in British Columbia, Canada. If we cannot extend our reach, our growth may be limited.

We do not control exchange rates between $USD (United State) and $CAD (Canada) or other countries to which the company may seek to export. There may be fluctuations in currency rates which adversely affect the Company. For example, policies adopted by the United States or Canadian government which affect or restrict cross-border currency transactions and/or repatriation of $USD to the United States may result in lower revenue and profits for the Company.

We may have a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace.

We may have a limited number of suppliers to source our brands. These third party suppliers may not be wholly dependable and may have difficulty obtaining necessary supplies. The termination of any of our arrangements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues.

We may need to depend on independent wholesale distributors to distribute our products. We may use independent wholesale distributors to distribute our products. If these independent parties do not meet goals and do not distribute our product as expected, we could see reduced sales as a result.

The sales of our products could decrease significantly if we cannot obtain the right to sell in any jurisdiction that requires licensing. In most jurisdictions, sales of our products require significant licensing, and some jurisdictions require a product to meet certain sales requirements. If, in the future, we are unable to secure and maintain licensing in jurisdictions, sales of our products could be significantly less than desired.

Our failure to protect our respective trademarks and trade secrets could affect our business. Our business and prospects depend in part on our ability to develop favorable consumer recognition of our brands and trademarks. If we fail to adequate protect the trademarks and trade secrets, our business could be adversely effected.

Adverse public opinion about alcohol could reduce demand for our products. Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perception could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business. Litigation is significant in our industry and may continue to accelerate. Litigation regarding alcohol abuse, misuse of alcohol and related lawsuits can significant impact our business. If the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins. Our business is subject to extensive government regulation and taxation, such as regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol products. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with appropriate, sometimes licensed, third parties. Additionally, our industry is characterized by high taxes, and is often the target of increased taxation, some of which we may be unable to pass on to our customers. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. These requirements are often unclear and difficult to navigate. Our failure to properly meet these regulations could result in significant negative impact on the company. Further, our adherence to these requirements is costly and could increase, thereby reducing any anticipated profits.

Anti-Money Laundering Certification

By signing and entering into this agreement, I hereby represent and certify that I am not involved in any money laundering scheme and that my investment funds have not been directly or indirectly derived from activities that may contravene U.S. or international laws, rules and regulations designed to avoid money laundering, including, without limitation, the provisions of the Bank Secrecy Act of 1970, as amended. Neither I nor any person controlling, controlled by, or under common control with me, nor any person having a beneficial interest in my investments, is a country, territory, person or entity named on the U.S. Department of Treasury's Office of Foreign Asset Control list, or is a person or entity that resides or has a place of business in a country or territory named in such lists. I agree to notify you promptly should I become aware of any changes to the information set forth in this statement. I acknowledge that, due to anti-money laundering requirements operating in the United States and the particular fund's own internal anti-money laundering policies, such fund may require further identification from me and the source of the investment funds before any subscriptions can be processed, monies accepted or a redemption request processed. I shall hold the fund, the investment adviser and each of its respective principals, members, directors, officers, and employees harmless and indemnified against any loss arising as a result of a failure to process this Questionnaire or a redemption application if any information that has been required by an indemnified party has not been satisfactorily provided by me. I further acknowledge that all subscription payments transferred to a fund must originate directly from a bank or brokerage account in my name.